Exhibit 99.1
Global Cord Blood Corporation – in Provisional Liquidation
Minutes of Call for Adjourned EGM of 23 April 2024

Location
The date is 23 April 2024, and it is 07:45 AM GMT - 5 hours at the offices of Grant Thornton Specialist Services (Cayman) Limited, 2nd floor, Century Yard, Cricket Square, Grand Cayman, Cayman Islands KY1-1102.
Introduction
John Royle (the “Chairperson”), one of the Joint Provisional Liquidators of Global Cord Blood Corporation (the “Company”), called the meeting to order.
Quorum
The Chairperson explained that the EGM was adjourned from 16 April 2024 as at that date, there were insufficient contributories present to hold the meeting. The Companies Winding Up Rules provides that the quorum shall be as specified in the Company’s Articles and Article 61 (2) provides that a meeting shall be deemed quorate if at least two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting. Unfortunately, a quorum was not present on that date, and the EGM could not be held and thus was adjourned to 23 April 2024.
The Chairperson explained that a quorum was still not present. While sufficient attendees were present to meet the criteria of at least two members attending, there weren’t sufficient attendees to fulfill the criteria that no less than one-third in nominal value of the total issued voting shares be present.
Dissolution
Pursuant to Article 62 of the Articles of Association, if at such adjourned meeting a quorum is still not present, the meeting shall be dissolved. Furthermore, CWR Order 8, rule 6(5) states that a meeting is not competent to act in the absence of a quorum for any purpose except for the purpose of being adjourned or suspended.
The Chairperson confirmed that at present there are unfortunately insufficient contributories present to hold this EGM. Pursuant to CWR Order 8, rule 6(5) and Article 62 of the Articles of Association should in these circumstances by dissolved.
The Chairperson explained that the Joint Provisional Liquidators of the Company would now approach the Grand Court of the Cayman Islands for approval of their remuneration as per the remuneration report that was circulated. Contributories will receive notice of that application and be entitled to attend. John Royle extended apologies for those who are dialing in from unfavorable jurisdictions (time-zone wise) and declared the meeting dissolved.

     /s/ John Royle
John Royle, Chairperson
Joint Provisional Liquidator